Exhibit 99.1

Arco acquires Studos, a leading
provider of adaptive learning solutions

Arco strengthens its technology portfolio and team by acquiring an adaptive assessment platform with a strong track record of growth and student results

São Paulo, Brazil, September 29th, 2020 – Arco Platform Limited, or Arco (Nasdaq: ARCE), announces it has acquired 100% of Studos Software Ltda., or Studos, a technology provider for personalized student assessment, data-based academic performance diagnostics and AI-powered adaptive learning and test prep.

“This acquisition is part of our strategy to acquire technology companies that increase the value of our learning systems to partner schools and parents, improve student’s academic performance and enable teachers to thrive. We believe Studos has the potential to further enhance our solutions by delivering proprietary technology and content at scale. Additionally, Studos’s highly talented founders Leonardo Prates and Wilson Fernandes and its 23 people team will play a leading role in pioneering innovative technology at Arco”, said Ari de Sá Neto, CEO and founder of Arco.

Studos was founded in Santa Catarina state in 2013, with the objectives of increasing student performance at university entrance exams and reducing teacher workload. Studos supplies K-12 schools with content and tools that enable teachers to easily create and grade online and offline assessments, reducing assessment-related teacher workload by 80%. Studo’s solution also analyses data on student performance and uses AI to provide adaptive learning paths focused on the individual needs of each student. On average, 50% of the 10 first-placed students in Santa Catarina Federal University’s entrance exam used Studos for their test prep.

“I’m honored to be joining Arco. Over the past 7 years we have built a company focused on high-impact solutions and today proudly serve more than 130 thousand K-12 students in over 500 schools. Our team is excited at the exponential increase in teacher and student success we will have by offering our solutions to all of Arco’s partner schools”, said Leonardo Prates, Studos co-founder and CEO.

“This acquisition complements our in-house development of great technology. We will continue to search for innovative technology companies with outstanding founders and teams that accelerate our mission to deliver high-quality education at scale”, further added Ari de Sá Neto.

Lobo de Rizzo served as legal advisor to Arco. LKC Capital served as financial advisor and Ramunno Advogados served as legal advisor to Studos.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning, proprietary interactive content, and scalable curriculum allows students to personalize their learning experience with high-quality solutions while enabling schools to offer a broader approach to education.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made on the basis of the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward -looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. Moreover, all statements in this press release, whether forward looking or of historical fact, are based on the limited information available to the Company during the due diligence process of Studos and its business operations (the “Studos Business”) prior to the signing of the acquisition agreement discussed herein. This limited access to information may have impaired the Company’s ability to conduct a full and comprehensive assessment of the Studos Business, thus leading to risks and uncertainties. Reasons for this uncertainty include, but are not limited to, the following: (i) the analysis was conducted on the basis of pro forma, unaudited and adjusted financial statements of the Studos Business; (ii) the accounting parameters and criteria adopted by the Studos Business are different from the ones adopted by the Company; (iii) the transfer of the Studos Business to a new entity limits the Company’s ability to assess the proper transfer of all assets and rights to such new entity. In addition, the forward-looking statements regarding the Studos Business include risks and uncertainties related to statements about competition for the combined business; risks relating to the continued use of the Studos brand in schools not run by the Company; restrictions and/or limitations on the acquisition of the Studos Business that may be imposed by antitrust authorities or other regulatory agencies; risks relating to the Company’s ability to attract, upsell and retain customers of the Studos Business; and general market, political, economic, and business conditions in Brazil or abroad.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/

Investor Relations Contact:

Arco Platform Limited

IR@arcoeducacao.com.br